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                                                                   Exhibit 38

                                                                   ALLIED LIFE
                                                                   -----------
                                                                      ALLIED
                                                                      GROUP
                                                                    INSURANCE

UPDATE

Merger information for ALLIED Life employees                 September 23, 1998

     Nationwide's news about the extra week of pay that employees will receive this year is an example of identifying two issues -- rewarding ALLIED employees and adjusting to Nationwide's pay schedule -- and coming up with an excellent resolution. I'm very pleased with their program.

     We have another program prepared which will help retain valuable employees in the company even if, as a result of the merger, their jobs are significantly changed or even eliminated. After discussion with several managers at Nationwide, I am confident there will be a minimum of jobs redesigned, but there are a few areas of overlap between Des Moines operations and those in Columbus. We have a program ready for those situations so we can reallocate people's skills within the organization. That program is discussed in today's Update. My thanks to input from Chuck McDonald, Kerry Funke, Jean Neibergall, Angie Koppen, Jim Burke and Mark Elming for their views on how we can reallocate skills and provide enhanced opportunities for people.

                                          -- Marla Franklin, VP Human Resources


DIRECTING HARRIS BANK TO TENDER YOUR SHARES

We have received several questions about tender instructions for Employee Stock Purchase Plan (ESPP) shares and Dividend Reinvestment and Stock Purchase Plan
(DPR) shares. Since Harris Trust and Savings Bank is the administrator for both plans, Harris created one form which could be used to tender ESPP and/or DRP shares (called the "Instructions with Respect to the Offer to Purchase for Cash All Outstanding Shares of Common Stock of ALLIED Life Financial Corporation''). If you inserted the word "ALL" in the box which asked for the number of shares to be tendered, Harris Trust and Savings Bank will tender all of your ESPP shares and DRP shares -- it is not necessary to complete one form for ESPP and another form for DRP. If you have any questions about whether you have tendered all of your ESPP and/or DRP shares, call Harris Trust and Savings Bank at 800-323-6583.

IF YOU HOLD SHARES OF ALLIED LIFE FINANCIAL CORPORATION COMMON STOCK ON MERGER DATE

If you still hold shares of ALLIED Life Financial common stock on the effective date of the merger (you decided not to tender your shares in Nationwide's tender offer, currently scheduled to expire on September 30, 1998, or you hold restricted stock that may not be tendered), when the merger becomes effective, your shares will be cancelled and (provided you have not effectively exercised dissenter's rights to appraisal) you will be entitled to receive the $30.00 per share price. After the merger is effective, Nationwide will obtain a list of those people who are still stockholders and mail to them a Letter of Transmittal containing instructions for its completion and return, with your stock certificates attached, to Nationwide's agent, ChaseMellon, to the address on the envelope. After receipt and review to confirm it has been properly completed, ChaseMellon will issue you a check for your shares. While the exact timing of the merger is not certain, it could be as long as several months after the closing of the tender offer.

The bottom line is that if you don't tender, you will get your money later rather than sooner and without interest. ALLIED encourages its shareholders to tender their shares to Nationwide.

Q: Now that approval has been received from both the Iowa and Arizona Insurance Departments, it is my understanding that the only two conditions to the merger remaining are approval by the Ohio Insurance Department and dismissal of the lawsuit filed against ALLIED. Is this accurate? If so, what is a possible date (ball park figure) for the Change in Control?

A: All regulatory conditions have been satisfied to complete the tender offers for ALLIED Group, Inc. and ALLIED Life Financial Corporation. After the expiration of the tender offer period (5 p.m. New York time on September 30, 1998), it is anticipated that Nationwide will accept the tendered shares and that the tender offer will close. Therefore, unless strange and unforeseen circumstances occur, the Change in Control date is expected to be September 30, 1998. Regulatory approval by the Ohio Department of Insurance was a necessary condition prior to closing the ALLIED Mutual merger, and was received 9-23-98. Dismissal of any lawsuit is not a condition of the merger.

Q: There have been constant references in previous Updates to using a financial advisor or tax consultant. Does this apply to everyone even if they only plan to take out a small sum of cash?

A: Termination of a plan and distribution of assets is a very unusual occurrence. The financial situation, ESPP share sale (if you had ESPP shares), ESOP and 401(k) decisions, and tax consequences to each of ALLIED's 3,000 employees cannot be assessed and described in general terms in the Update. The ESPP withholding and tax consequences are particularly complicated as outlined in the Special Edition Update of 9-17. Unless you fully understand the Special Edition you probably need a tax advisor's assistance with the ESPP distribution.

     Any time an employee chooses to take some of either the ESOP of ALLIED 401(k) distribution in cash, there will be 20% federal withholding and the required minimum state withholding. The problem is that any cash you take will be added to your taxable income for the year in which it is received. It is possible you will end up in a higher tax bracket and end up owing more tax than the 20% federal tax that was withheld. The distribution may also be subject to an additional 10% penalty. A tax or financial consultant can assist you in determining whether a cash distribution is the right choice for you.

     If you are receiving an ESOP or ALLIED 401(k) distribution that you plan to roll over, you don't have to worry about tax consequences if you roll into a tax qualified plan. However, you must address where to roll your account and what to invest in. A financial advisor can assist you in making these decisions.

     As previously announced in the Update of 9-16-98, Nationwide will offer you financial planning and tax services at no cost through KPMG Peat Marwick. It is entirely your choice whether you take advantage of the KPMG Peat Marwick financial services, hire some other tax or financial advisor, or make your own decisions. The situation of each employee is different and your unique situation may require expertise that you do not have.

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                                                                 TRANSITION NEWS

Q:   Are employees allowed to roll part of the ESOP into an Education IRA?

A: No. When Congress created the Education IRA, it did not provide for rollover distributions from an ESOP.

     However, under certain circumstances, employees can use the money in a regular IRA to pay higher education expenses without being subject to the 10% penalty tax for early distributions. The distribution would remain subject to income taxes, however. Qualified higher education expenses include tuition, fees, books, supplies and equipment needed for education furnished by an educational institution to any of the following individuals: An employee, an employee's spouse, or the child or grandchild of an employee or employee's spouse. Such expenses also include room and board if the student is attending school at least half-time. The amount eligible for distribution without penalty is reduced by any scholarship, financial aid, or gift earmarked for educational purposes. Of course, the amount distributed without penalty cannot exceed the amount of expenses actually paid.

     In order to ensure that you receive the funds without-penalty, you should consult your tax advisor because the rules are complex.

Q: In the Update of 9-9-98 there was a reference to an accidental death policy that was issued to all full time Iowa employees in December of 1997. Why didn't the employees outside of Iowa receive a similar benefit? Will this policy be continued for employees following the merger?

A: An expansion of the accidental death plan to employees outside of Iowa was in the works when the Nationwide merger was initiated. The plan, written through ALLIED Mutual, will now terminate in December.

EXTRA WEEK'S PAY

     As announced by Nationwide, ALLIED employees will receive an extra week's pay because of the merger. ALLIED will pay its usual payroll for the two-week pay period ending 12-18-98 on Monday, December 21, 1998. The next regular pay day for full-time employees would have been 1-4-99 for work through 1-1-99. Instead, ALLIED will pay for the week of 12-19 through 12-26 plus an additional one week's pay (to a limit of $1,000.00) from Nationwide. That check will be paid on 12-30-98.

     Part-time employees, paid on Monday, December 21, 1998 for the two-week pay period ending 12-11-98 will receive their regular two-week check on 12-30-98 instead of 1-4-98. In addition, part-time employees will receive $200.00 in transition pay in the 12-30-98 check. Pay for the period 12-27-98 through 1-9-99 will be made on 1-15-99 through Nationwide's payroll system. Future paychecks will be received every other Friday from the Nationwide payroll system.

     The $100 cash Christmas gift paid in the past will not be distributed this December.

PURCHASED VACATION PROGRAM ENDS

     ALLIED's Purchased Vacation Program will end effective 12-26-98. All employees with purchased vacation will receive separate explanatory memos and are encouraged to sell it back now to avoid end of the year complications in ending this program.

SAVINGS BONDS PROGRAM ENDS

     ALLIED's U.S. Savings Bond plan will be discontinued effective November 1, 1998. Bonds or refunds will be delivered before year end.

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EMPLOYMENT TRANSITION PROGRAM

     Even before ALLIED began discussions with Nationwide regarding business plans, we knew that we would need to continue our growth. We also recognized that it was quite possible we could have some duplications of jobs between Des Moines and Columbus; we just didn't know what they would be. We combined those two thoughts into an employment transition program so that, if a job were to be eliminated or significantly changed, the affected employee and ALLIED would have an opportunity to stay together.

     The program includes an "internal career center" with skill assessment tools, training programs, interviews, and job development opportunities. As we continue to identify opportunities within the organization, such opportunities will be presented to participants in the program. Our goal is to place people in positions at which they can be successful. What if we ask a person to accept an internal position for which they have no interest? If it's not a good match for their skills, pay level and career plans, we'll keep looking for other possibilities. What if we don't find a good match? That's hard to imagine, given the variety of opportunities we have and the abilities of most employees, but the severance program announced in an earlier Update would apply. If you remember, it would pay a minimum of three months' pay for any eligible termination which occurred within one year after the Change in Control date plus a weeks' pay for every year of employment with the Company.

     We're not focusing on people leaving the company; we want to focus on keeping the fine people we already have. Most of us won't be participating in the employment transition program, but for those who will, we think we have an excellent transition program in place.

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